Exhibit (a)(1)(L)
Updated on 09/28/09
1.	Why is Intel offering the employee stock option exchange program?

2.	What are the terms of the program?

3.	Why do the new options have a new vesting schedule?

4.	How long will I have to make a decision?

5.	How do I know whether I’m eligible to participate in the program?

6.	Which of my stock options are eligible to be exchanged?

7.	What is the point of the 52-week high requirement?

8.	Do I have flexibility in choosing which of my options to exchange?

9.	How do I participate in the program?

10.	Once I register a decision to exchange does Intel need to validate my election before I get my new options?

11.	What will be the grant price and date of the new options and when will I receive them?

12.	Do the retirement acceleration rules apply to the new option grant?

13.	What resources do I have to help me make my decision?

14.	How many new options will I get in exchange for my eligible options?

15.	Why doesn’t the program offer a one-for-one exchange?

16.	Will I owe taxes if I exchange my eligible options?

17.	If I don’t want to exchange any of my eligible options, do I have to register a decision in the My Option Exchange tool or the paper election form?

18.	What happens to options I choose to “keep” in the tool or if I don’t use the My Option Exchange tool to register a decision?

19.	If I am on a leave of absence during the exchange window, can I still exchange my eligible options?

20.	If I am in redeployment status, or part of a separation program, can I still exchange my eligible options?

21.	Can I participate in the program if I have eligible options but I work in a country that doesn’t offer stock?

22.	Are there any differences in the terms of the eligible options and the new options I receive in exchange?

23.	What happens to my new options if I terminate employment with Intel?

24.	Can I exchange eligible options that have been transferred to another person or a trust?

25.	Why should I consider participating in this program?

26.	What are the risks of exchanging or not exchanging my eligible stock options?

27.	Where can I go if I have additional questions?

28.	Why are options granted before Oct. 1, 2000 not eligible for exchange?

29.	Why do the 2004 grants with prices between $26.00 and $27.99 have a lower exchange ratio than the grants with prices between $23.00 and $23.99 for that year?
1. Why is Intel offering the employee stock option exchange program?
Intel’s leaders strongly believe that investing in employees is the best way to deliver on our long-term commitment to competitiveness, and that making employees owners is the best way to encourage employees to act in Intel’s and the stockholders’ best interests. A significant portion of many employees’ options are both underwater and approaching expiration. As a result, these stock options have not delivered the value Intel intended or employees expected at the time they were granted. The program is intended to increase the motivational and retention value of the stock program, and enable employees to contribute to and to participate in Intel’s future success, with no additional option expense to our stockholders.
2. What are the terms of the program?
The program allows eligible employees to voluntarily exchange some or all of their underwater eligible options for a smaller number of new options at a lower grant price. The exchange is not one-for-one. Instead, the number of new options granted in exchange for eligible options is determined according to exchange ratios. The new options are treated like standard Intel stock options — with the same vesting, expiration, and accelerated vesting retirement schedule. The new options will vest 25% per year over four years and will expire seven years from the date of grant.
3. Why do the new options have a new vesting schedule?
The program is intended to invest our employees in the company’s future success. The new vesting schedule will help the company motivate and retain the employees needed to create that success.

4. How long will I have to make a decision?
The exchange window is scheduled to open on Sept. 28 and is scheduled to close at 8 p.m., Pacific time, on Oct. 30, 2009. You may change your decisions up to the closing time and date. All final decisions need to be submitted and received by 8 p.m. Pacific time. Any decisions not registered and confirmed by that time will not be accepted. The closing date is subject to change. If this date is extended, you will be notified through Circuit, and for employees on leave or sabbatical through Computershare’s web tool and call center. No elections or changes may be made after the window closes. In addition, Intel may terminate the program and you will be notified if this happens.
5. How do I know whether I’m eligible to participate in the program?
In general, you are considered an eligible employee and can participate in the program if you are employed by Intel or one of its subsidiaries, and you are employed throughout the duration of the exchange window (even if you are on a leave of absence or in an employment termination notice period), and you hold eligible options. Employees in certain countries may not be eligible because we do not offer stock options in that country or because Intel has decided not to run the program because of tax, legal or administrative barriers. Intel’s Board of Directors and listed officers named in the Summary Compensation table in the 2009 Proxy Statement that Intel filed with the SEC are not eligible to participate. The named executive officers are: Paul Otellini, Stacy Smith, Andy Bryant, Sean Maloney, and David Perlmutter.
6. Which of my stock options are eligible to be exchanged?
Eligible options are stock options that were granted between Oct. 1, 2000 and Sept. 28, 2008 under any Intel stock option plan or Equity Incentive Plan, and that have a grant price that is above the highest adjusted 52-week closing price for Intel stock as of the exchange window closing. Eligible options include options granted under the SOP+ and ELTSOP programs. Stock options not eligible for the program are stock options assumed in a merger or acquisition, incentive stock options, and any stock options already exercised, expired, terminated, or forfeited. Also, stock options held by an ineligible employee or former employee, and any stock options with a grant price below the highest adjusted 52-week closing price for Intel stock during the exchange window are not eligible. Because Intel’s stock price will fluctuate during the exchange window, options that are eligible when the exchange window opens may not be eligible when the exchange window closes.
In the My Option Exchange tool (or through Computershare if you are on sabbatical or on a leave of absence) you will see a list of your eligible options as of the opening of the exchange window, including expiration dates, the grant price, and the number of options for each grant.
7. What is the point of the 52-week high requirement?
The program is intended to address underwater options. If an option has been “in the money” at any time in the last 52 weeks, it is not considered sufficiently “underwater” to justify an exchange. This was an important requirement in obtaining approval from our stockholders.
8. Do I have flexibility in choosing which of my options to exchange?
Yes, you may elect to exchange your eligible options on a grant-by-grant basis. This means you may choose to exchange none, some, or all of your eligible grants. However, you cannot do a partial exchange for eligible options from the same grant.
9. How do I participate in the program?
You must submit your decision in the My Option Exchange tool on Circuit or if you are on sabbatical or any type of leave of absence, you will receive materials and instructions for making your election through Computershare if you don’t have access to Intel’s network (see Q#19). Regardless of the method, your decision must be submitted, received, and confirmed by the exchange window closing on Oct. 30, 2009 at 8 p.m. Pacific time. You will receive final confirmation showing your decisions as of the close of the exchange window.

10. Once I register a decision to exchange does Intel need to validate my election before I get my new options?
Yes, Intel needs to go through a validation process to ensure that all grants are eligible and accepted before you can receive your new options after the exchange window closes. Although you may register a decision to exchange a particular grant, it does not mean that the grant will be automatically accepted for exchange. For example, if any eligible grants go below the highest adjusted 52-week closing price for Intel stock during the exchange window, they would not be accepted for exchange and therefore no new options would be granted.
11. What will be the grant price and date of the new options and when will I receive them?
Your new options will have a grant price equal to the average of the high and low prices of Intel’s common stock on the date the new options are granted. The new options will be granted on the day the exchange window closes (currently planned for Oct. 30, 2009). Your new options will be posted to your UBS account within 10 business days. You will receive an email notice asking you to either acknowledge or accept your new options.
12. Do the retirement acceleration rules apply to the new option grant?
Yes, the standard retirement acceleration rules (age 60 and rule of 75) apply to the new options. This includes new options granted in exchange for eligible options from SOP+ and ELTSOP grants. These rules are outlined here.
13. What resources do I have to help me make my decision?
The main resource to help you make your decision is the Offer to Exchange document, which outlines all of the terms and conditions of the exchange program. The Offer to Exchange document is available on Circuit. It will be mailed to you if you are on sabbatical or on a leave of absence. It’s important that you read all of the available information and understand how the program works before you make your decision. Another valuable resource is the My Option Exchange tool available on Sept. 28. It is where you can go to model different scenarios using your assumptions of Intel’s stock price growth rate in the future. The modeling graph will help you make a decision to either keep or exchange a particular stock option grant. You also have a number of informational resources available from the employee stock option exchange program page on Circuit.
14. How many new options will I get in exchange for my eligible options?
Because the program is intended to be “value-for-value,” you will receive approximately the same value in new options as the current options you exchange. The value of new stock options is calculated using an accepted accounting formula — Black-Scholes. This formula is also used to determine a current value for underwater stock options. Of course underwater stock options will be less valuable than new stock options, so it will take more than one underwater option to equal one new option.
Eligible options will have different exchange ratios because they have different Black-Scholes values. The exchange ratio will show you how many eligible options you need to exchange to get one new option. The preliminary exchange ratios for each grant will be available when the exchange window opens. If there is significant movement in Intel’s share price or other inputs to the Black-Scholes valuation model after the preliminary ratios are established, we may need to reset the ratios toward the end of the exchange window to ensure as closely as possible a value-for-value exchange. When the ratios do become final, you will be notified and will have 10 business days to consider the final ratios before the exchange window closes.
If your total exchanged options would result in fewer than four new options, Intel will round up your new options so that you receive a minimum of four new options.

15. Why doesn’t the program offer a one-for-one exchange?
The stock option exchange program required the approval of Intel’s stockholders and is designed to balance the interests of Intel’s stockholders with those of employees. The exchange program offers employees an opportunity to exchange their underwater stock options for new options — provided the exchange is approximately “value-for-value” and that it does not create additional option cost to the stockholders. Since underwater options will always be worth less than new currently priced options with roughly the same terms and conditions, the exchange cannot be one-for-one.
16. Will I owe taxes if I exchange my eligible options?
The answer depends on the country where you live. In the U.S., for federal income tax purposes, the exchange of eligible options for the new options should be treated as a non-taxable exchange and no income should be recognized. However, it’s your responsibility to understand your personal potential tax consequences. Eligible employees who are subject to certain tax authorities outside of the U.S. should read the information on the tax implications of the program. This information will be available to non-U.S. employees on Circuit and in paper materials delivered to employees on sabbatical or on a leave of absence when the exchange window opens.
You should seek appropriate professional advice to determine how the tax or other laws of your country of employment, residence or citizenship apply to your particular situation.
17. If I don’t want to exchange any of my eligible options, do I have to register a decision in the My Option Exchange tool or the paper election form?
It is not mandatory that you use the tool or the paper election form (for those on sabbatical or leave) if you aren’t going to exchange any of your eligible options. However, the decision to keep your existing options or exchange them for new ones could have significant financial impact on you in the future. We therefore encourage all employees to use the tool and make the most informed and thoughtful decisions they can.
18. What happens to options I choose to “keep” in the tool or if I don’t use the My Option Exchange tool to register a decision?
Nothing will happen. Your eligible options will remain outstanding until they are exercised or they expire by their original terms. They retain their current exercise price and vesting schedule, and all of the other terms and conditions of their original grant.
19. If I am on a leave of absence during the exchange window, can I still exchange my eligible options?
Yes, but your exchange decision still must be submitted and received before the exchange window closes, which is expected to be on Oct. 30, 2009 at 8 p.m., Pacific time. If you have access to the Intel network we encourage you to use the My Option Exchange tool on Circuit. If you don’t have access to the Intel network, you will make your decision through Computershare (an outside vendor). You will have a number of ways to register your decision with Computershare. You can use their web-based tool, or if you have no computer access you can call their call center or reply through hard copy mail-in form. Regardless of the method you choose, the deadline to submit and receive your decision will be the same date and no individual exceptions can be made for missing the deadline.
20. If I am in redeployment status, or part of a separation program, can I still exchange my eligible options?
Yes, your redeployment (or separation program) status does not affect your ability to participate in the exchange as long as you are an eligible employee with eligible options during the entire exchange period. You are subject to all of the same terms and conditions of the program applicable to all eligible employees. Keep in mind, however, that if you do exchange options, the first 25% will not vest until a year later and if you leave Intel prior to that time the new options will not have vested and you will be unable to exercise them.

21. Can I participate in the program if I have eligible options but I work in a country that doesn’t offer stock?
It depends on your country of employment. For example, if you are a transferred employee and your country of employment is one in which Intel can issue stock, then you can participate (subject to all of the terms of the program). However, if your country of employment is one in which Intel cannot issue stock, then you cannot participate in the program even though you hold eligible options. Intel would not be allowed to grant new options if you decided to exchange your eligible options. In addition, employees in certain countries may be excluded if Intel determines not to run the program because of tax, legal or administrative barriers. If you are not eligible for the program, you will not have access to the My Option Exchange tool on Circuit.
22. Are there any differences in the terms of the eligible options and the new options I receive in exchange?
It is possible, depending on the year your eligible options were granted. Each new option will be granted under the 2006 Equity Incentive Plan (EIP) and will be subject generally to the same terms and conditions currently applied to options granted in 2009 under the 2006 EIP for your particular country of employment. These terms may be different than the terms of the eligible options that you submit for exchange. The grant agreements are found here.
Note: Standard options are options granted for Focal, at time of hire, or for an out-of-cycle promotion. Non-standard options are options under the SOP+ and ELTSOP programs, which are also eligible for the exchange program.
23. What happens to my new options if I terminate employment with Intel?
In order to receive your new options, you must be an employee of Intel or one of its subsidiaries on the grant date of the new options. If you obtain new options and subsequently leave Intel, the usual rules apply — all vested stock options can be exercised within a certain period of time before they are canceled, and unvested stock options are forfeited and canceled as of the day you leave Intel. If you leave Intel prior to one year from the grant date, none of the new options will have vested and therefore they cannot be exercised (unless they fall within the acceleration rules for retirement, death or disability).
24. Can I exchange eligible options that have been transferred to another person or a trust?
Yes, if you have options that have been transferred to another person or a trust, Intel will consider those options as held by you and as eligible options for the exchange, as long as you have full authority to exchange them. If you exchange them, the new options associated with the transferred options will be included with the new options granted to you. You will need to decide whether to transfer a portion of your new options and go through the transfer process again. Only options granted to U.S. employees are transferrable.
25. Why should I consider participating in this program?
The program provides a way to convert underwater options that are close to expiration, or possibly won’t yield value before they expire, into new options. The new options are not a guarantee of financial gain, but the program allows you start over by renewing your opportunity to benefit from stock ownership over the long term. Intel cannot provide advice on whether you should exchange your eligible options, or provide financial risk planning or tax planning advice. As with any stock option, market conditions and stock price fluctuations will affect your future potential financial gain.
26. What are the risks of exchanging or not exchanging my eligible stock options?
Participating in the program includes the risk that the price of Intel stock may increase in the future to such an extent that the eligible options you exchanged might have been worth more than the new options you received. Conversely, there is risk associated with keeping your eligible options, because the share price might increase at a rate that makes the new options more valuable. Either way, Intel can make no guarantees or predictions about the future price of Intel stock.
In evaluating the program, be aware that the future performance of Intel stock and the value of your options will depend upon several factors. These include (but aren’t limited to) the economic environment, performance of the stock market and Intel’s stock as well as of companies in the technology sector, and Intel’s business performance. Due to these factors, there’s a possibility that your eligible options may remain underwater or that your new options may go underwater. In both cases, the options would then have no value. There are other risk factors not covered here, but are covered in the Offer to Exchange document available on Circuit, or mailed to you on Sept. 28 if you are on sabbatical or on a leave of absence.
27. Where can I go if I have additional questions?
If you have a question about how the exchange program works, need help navigating through the My Option Exchange tool, or would like to connect with a customer service representative, contact Get Help (Ask ES) via Circuit. Contact eCenter in countries where Get Help (Ask ES) is not available. If the My Option Exchange tool is not functioning correctly please contact the IT contact center by selecting Service Desk under Support Services on Circuit.
If you receive paper materials because you are on a sabbatical or leave of absence, you can contact a Computershare call center representative at 1-866-680-3582 (US), or your local toll free access code (international) which is included in your paper materials. The Computershare call center representative may not be authorized to answer some questions. In that case, you will be referred to an Intel contact center representative, and you should identify yourself as an employee on a leave of absence and a “manual process participant.” This will allow them to better serve you.
Note: The My Option Exchange tool will be available when the exchange window opens on Sept. 28.
28. Why are options granted before Oct. 1, 2000 not eligible for exchange?
We excluded them because the estimated exchange ratios were so high that no employees would be able to benefit. For example, the grant price for the Focal 2000 grant is $61.18. The current estimated exchange ratio for those options is greater than 6 million eligible options for one new option.
29. Why do the 2004 grants with prices between $26.00 and $27.99 have a lower exchange ratio than the grants with prices between $23.00 and $23.99 for that year?
Intel uses the Black-Scholes model to value the options and determine exchange ratios. One of the key variables in Black-Scholes that drives value is the expected life or “term” of an option.
The 2004 options with the price range of $26.00 to $27.99 were granted in April of 2004. Most of these were Focal grants and they have 10-year terms. Because of their 10-year term, those options will not expire until April of 2014, approximately 4.5 years from now.
In mid 2004, stockholders approved the 2004 Equity Incentive Plan which resulted in a change in term from 10 years to 7 years. As a result of this change, options granted in the last half of 2004 have a 7-year term. The options with prices between $23.00 and $23.99 were granted in the last half of 2004. Because of their shorter term, these lower-priced options will expire in approximately 2 years—a full 2.5 years earlier than the higher-priced options granted in April of the same year.
Even though the options granted in April of 2004 have higher grant prices than those granted in the last half of 2004, the longer remaining term of the April grants offsets the higher grant price in the Black-Scholes model and yields a lower exchange ratio.
Important legal information
Intel has filed a Tender Offer Statement (which includes the Offer to Exchange document) with the Securities and Exchange Commission (SEC) for the commencement of the employee stock option exchange program. Intel stock option holders should read this document before participating in the program, as it contains important information. Intel stock option holders can obtain this document on Circuit or from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.
The Offer to Exchange document filed with the SEC has the official terms and conditions of the employee stock option exchange program. In the event there is a discrepancy in the information provided here, the Offer to Exchange document will govern.